Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

March 21, 2022

CONFIDENTIAL

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Irene Barberena-Meissner Loan Lauren Nguyen Division of Corporate Finance Office of Energy & Transportation

Apollo Strategic Growth Capital

Amendment No. 1 to Registration Statement on Form S-4

Filed February 4, 2022

File No. 333-261820

Ladies and Gentlemen:

On behalf of our client, Apollo Strategic Growth Capital, a Cayman Islands exempted company (the “Registrant”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated February 18, 2022 (the “Comment Letter”) relating to the above-referenced Amendment No. 1 to registration statement on Form S-4 (the “Registration Statement”). The Registrant has also revised the Registration Statement in response to the Staff’s comments, and, concurrently with delivery of this letter, filed with the Securities and Exchange Commission (the “Commission”) the Registration Statement which reflects these revisions (such revised filing, “Amendment No. 2 to the Registration Statement”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Registrant with respect thereto or a statement identifying the location in Amendment No. 2 to the Registration Statement of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 2 to the Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 2 to the Registration Statement.

Amendment No. 1 of Registration Statement on Form S-4

Summary, page 36

1.	We note your response to prior comment 4. Please revise to also identify ownership percentages of the different security holder groups under the maximum redemption scenario.

Response to Comment 1

The Registrant respectfully acknowledges the Staff’s comment and has revised the diagrams on pages 37 and 142 of Amendment No. 2 to the Registration Statement accordingly.

United States Securities and Exchange Commission

March 21, 2022

Market Price, Ticker Symbol and Dividend Information

Dividend Policy, page 61

2.	We note you disclose that you currently expect to adopt a dividend policy pursuant to which you would pay a dividend on the Domesticated Acquiror Class A Common Stock in the amount of any excess cash balances from your tax distributions to the owners of OpCo A Ordinary Shares and OpCo B Ordinary Shares in order to maintain the intended economic relationship between the shares of the Domesticated Acquiror Class A Common Stock and the OpCo B Ordinary Shares. We further note you disclose that your ability to pay dividends is limited by the Senior Secured Credit Agreement. Please revise your disclosure here and elsewhere as appropriate to describe the limitations in your Senior Secured Credit Agreement on the payment of dividends.

Response to Comment 2

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 59, 88-89, and 170-171 of Amendment No. 2 to the Registration Statement accordingly.

Background to the Business Combination, page 175

3.	We note your revised disclosure in response to prior comment 17 that in determining the proposed Pre-Money Equity Value for GBT, APSG, with the assistance of its outside financial advisors, analyzed key comparable publicly-traded companies and precedent transactions and applied an investor-friendly discount to the implied valuations thereof. Please expand your disclosure to summarize these analyses and and explain how these analyses were applied to determine the proposed Pre-Money Equity Value for GBT of $3.83 billion to $4.33 billion. In addition, disclose the investor-friendly discount rate that was applied to the valuations implied by these analyses and explain how the discount rate was determined and deemed to be appropriate.

Response to Comment 3

The Registrant respectfully acknowledges the Staff’s comment and has revised page 174 of Amendment No. 2 to the Registration Statement accordingly.

4.	We note your revised disclosure in response to prior comment 21 identifies the members of management or representatives of APSG, GBT, and Sponsor who participated in the referenced meetings and discussions generally. Please revise to identify which of these individuals specifically participated in the referenced meeting and discussions.

Response to Comment 4

The Registrant respectfully acknowledges the Staff’s comment and has revised Amendment No. 2 to the Registration Statement, beginning on page 172, accordingly.

Projected Financial Information, page 194

5.	The revised disclosure provided in response to prior comment 24 states that the assumption of an approximate 70% recovery in industry Total Transaction Value in 2023 was, in GBT management’s view, a reasonable estimate based on its business and professional judgment. Please revise your disclosure further to better explain the basis for management’s judgment. In addition, consistent with our prior comment, provide information regarding the expected recovery in industry Total Transaction Value in 2022.

United States Securities and Exchange Commission

March 21, 2022

Response to Comment 5

The Registrant respectfully acknowledges the Staff’s comment and has revised page 194 of Amendment No. 2 to the Registration Statement accordingly.

6.	You disclose that management’s assumption of an approximate 70% recovery in industry Total Transaction Value in 2023 is more conservative than certain industry projections, including those set forth on page 13 of Exhibit 99.3 to the Current Report on Form 8-K filed by APSG on December 3, 2021. Please tell us how management considered the referenced other projections and advise what consideration you have given to including these projections which you refer to in your prospectus, including any material assumptions, to provide context for the comparative statement.

Response to Comment 6

The Registrant respectfully acknowledges the Staff’s comment and advises the Staff that the referenced other projections and the trend in achieved industry Total Transaction Value as of the date of the GBT Projections informed the business and professional judgment of GBT’s management in arriving at its assumption of an approximate 70% recovery in industry Total Transaction Value in 2023 is a reasonable estimate based on its business and professional judgment. The Registrant respectfully advises the Staff that the Registrant has disclosed on page 194 recovery rates projected by PWC and USTA (approximate 75-85% recovery by 2022) and by Euromonitor and Fitch (approximate 80-100% recovery by 2023). The Registrant and GBT believe that including additional detail from the referenced industry projections in Amendment No. 2 to the Registration Statement, including those set forth on page 13 of Exhibit 99.3 to the Current Report on Form 8-K filed by the Registrant on December 3, 2021, could cause confusion to shareholders and investors, as they do not reflect the views of GBT’s management.

7.	We note the revisions made in response to prior comment 25, but it does not appear that you have clarified what is meant by “other future prospects of GBT.” Please revise your disclosure accordingly.

Response to Comment 7

The Registrant respectfully acknowledges the Staff’s comment and has revised page 193 of Amendment No. 2 to the Registration Statement to remove the reference to “other future prospects of GBT.”

Opinion of the Financial Advisor to APSG, page 203

8.	Your revised disclosure on page 209 states that Houlihan Lokey has taken into account its experiences and professional judgment in applying the discount rates and perpetuity growth rates used to perform a discounted cash flow analysis. Further expand your disclosure to describe the basis for these assumptions, including any quantitative information.

Response to Comment 8

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 208-209 of Amendment No. 2 to the Registration Statement accordingly.

United States Securities and Exchange Commission

March 21, 2022

9.	We note your response to prior comment 30 and reissue the comment. Please explain why Houlihan Lokey selected and applied the same range of 9.0x to 11.0x to GBT’s FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA even though the selected companies analysis yielded a 2019 EV to Adjusted EBITDA low/high range of 6.3x to 34.9x and a 2023 EV to Adjusted EBITDA low/high range of 5.1x to 13.6x.

Response to Comment 9

We supplementally advise the Staff that Houlihan Lokey selected and applied the same range of 9.0x to 11.0x to GBT’s FY 2019 Adjusted EBITDA and FY 2023E Adjusted EBITDA even though the selected companies analysis yielded a 2019 EV to Adjusted EBITDA low/high range of 6.3x to 34.9x and a 2023 EV to Adjusted EBITDA low/high range of 5.1x to 13.6x due to (i) projected growth for GBT for the period from 2020 through 2023 being slower relative to that of the selected companies (which supported a lower EV to FY 2019 Adjusted EBITDA multiple selection for GBT) and (ii) some outlying multiples on the high end of the range of observed EV to 2019 Adjusted EBITDA multiples.

Unaudited Pro Forma Condensed Combined Financial Information

Note 3. Unaudited pro forma condensed combined balance sheet adjustments related to Business Combination, page 254

10.	We note your revised disclosure in response to prior comment 36 states that the preliminary fair value of the Sponsor Earn-Out Shares was determined utilizing a Monte Carlo simulation analysis. Further expand your disclosure to provide additional information regarding any material assumptions underlying this valuation.

Response to Comment 10

The Registrant respectfully acknowledges the Staff’s comment and has revised page 251 of Amendment No. 2 to the Registration Statement accordingly.

GBT’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating and Financial Metrics

Non-GAAP Financial Measures, page 302

11.	In the response to prior comment 43, you state that government subsidies are a contra-expense which offsets the payroll costs associated with employees whom GBT continued to pay throughout the COVID-19 pandemic, but would have been terminated absent government support. Tell us how you considered Question 100.03 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures as it appears that the adjustment in your non-GAAP reconciliation for restructuring charges incurred in 2020 related to employee terminations to mitigate the impact of the COVID-19 pandemic.

Response to Comment 11

The Registrant respectfully advises the Staff that the restructuring charges incurred in 2020 primarily related to employee terminations to mitigate the impact of the COVID-19 pandemic is unrelated to the government support that GBT received. We have considered Question 100.03 of the Compliance & Disclosure Interpretations regarding non-GAAP Financial Measures and believe GBT has applied the guidance appropriately. Approximately 90% of the government support received by GBT in 2020 was from governments outside of the United States, predominately in Europe. The government support received by GBT was passed through to GBT’s employees who were furloughed and were not providing any services to GBT during the period in which they were furloughed. As GBT did not receive any benefit from services from the furloughed employees, GBT believes it is appropriate to offset the idle labor costs of these employees with the government support received in GBT’s consolidated statements of operations. This results in a salary expense in Adjusted EBITDA that reflects the true costs of the services provided by our active employees and includes both the idle labor costs and government support received.

General

12.	We note your revisions in response to prior comment 49 and reissue the comment in part. Please provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your analysis, including any needed assumptions.

Response to Comment 12

The Registrant respectfully acknowledges the Staff’s comment and has revised pages 171-172 of Amendment No. 2 to the Registration Statement accordingly.

United States Securities and Exchange Commission

March 21, 2022

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If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 373-3588.

Very truly yours,

/s/ Brian M. Janson
Brian M. Janson

cc:	Securities and Exchange Commission
Wei Lu
Ethan Horowitz

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